JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

 Email: jones@corplaw.net

Facsimile  770-804-0509

November 21, 2008

Mr. David R. Humphrey, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:

Baoshinn Corporation (the "Company") – Annual Report on Form 10-K

(File No. 000-52779) [JH&M File No. 3615.08]

Dear Mr. Humphrey:

This firm represents Baoshinn Corporation, which filed a Form 10-K on June 24, 2008 for the period ending March 31, 2008.  Your office provided comments to the filing by your letter dated September 2, 2008 and we responded to your comments by our letter dated September 16, 2008.  Subsequently your office provided additional comments by your letter dated September 23, 2008, and we responded to your comments by our letter dated October 6, 2008.  You provided additional comments by your letter dated October 21, 2008 and we responded to those comments by our letter dated November 17, 2008.  You have now submitted additional comments by your letter dated November 19, 2008 (the "Comment Letter").  At this time we are submitting, on behalf of the Company, this correspondence in response to your Comment Letter, and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.

Accordingly, our responses are as follows:

Form 10-K for year ending March 31, 2008

Item 9A. Controls and Procedures, page 46

1.

We have revised our Section 9A Controls and Procedures to indicate that the Company’s controls and procedures were not effective.  We have also explained the reason they were not effective and the actions taken to correct the Controls and Procedures.

2.

We have amended our Section 9A Management’s Report on Internal Control Over Financial Reporting and indicated that our internal controls were ineffective.  We have also explained the reason they were ineffective and the actions taken to correct the internal controls.

Mr. David R. Humphrey

November 21, 2008

Other

3.

We are hereby attaching as a separate correspondence, an updated draft 10-K/A with our proposed revisions.

4.

The apparent error in the dating of the audit report has been corrected.

We trust the comments contained herein are responsive to your Comment Letter, and if you should have any additional questions or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Ming Ling

Sean Webster